JED OIL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
TO BE HELD ON FRIDAY, JUNE 3, 2005

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of Common Shares (the "Common Shares") of JED Oil Inc. (the "Corporation") will be held in the Plaza Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Friday, June 3, 2005 at 10:00 a.m. (Calgary time), for the following purposes:

1.

To receive and consider the financial statements of the Corporation for the year ended December 31, 2004, together with the auditor's report thereon.

2.

To set the number of directors to be elected at the Meeting at five.

3.

To elect directors of the Corporation for the ensuing year or until their successors are duly elected or appointed.

4.

To appoint the auditors for the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration as such.

5.

To consider, and if thought appropriate, to pass a resolution to approve the directors of the Corporation to make amendments to the Corporation’s Stock Option Plan, Stock Savings Plan and Annual Bonus Plan to coordinate the plans with the plans of Enterra Energy Trust and JMG Exploration, Inc., to which the Corporation provides personnel.

6.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular dated April 29, 2005, which accompanies this Notice.  The financial statements of the Corporation for the year ended December 31, 2004, including the auditor's report thereon, are included in the Corporation's Annual Report which is being mailed with this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Corporation c/o Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2P 0P6 not less than the day prior to the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

Shareholders of record at close of business on April 15, 2005 will be entitled to vote at the Meeting.

DATED April 29, 2005. (signed)	BY ORDER OF THE BOARD OF DIRECTORS "Bruce A. Stewart"
Bruce A. Stewart Secretary

JED OIL INC.

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY, JUNE 3, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of JED Oil Inc. (the "Corporation"), for use at the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of Common Shares ("Common Shares") of the Corporation  to be held on the 3rd day of June, 2005, at 10:00 a.m. (Calgary time) in the Plaza Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof for the purposes set forth in the Notice of Annual and Special Meeting.

Instruments of Proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2P OP6, not less than the day prior to the Meeting or any adjournment thereof, or by the Chairman of the Meeting prior to its commencement.  The Corporation has fixed the record date for the Meeting at the close of business on April 15, 2005 (the "Record Date").  Only Shareholders of record as at that date are entitled to receive notice of the Meeting and vote thereat unless after the Record Date a holder of record transfers his Common Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders of the Corporation do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms) and in the United States the vast majority of such Common Sharees are registered under the name of the Depositary Trust Company, or DTC, which acts as nominees for many U.S. brokerage firms.  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder on all matters in Canada and all special business in the United States.  Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. or DTC are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada.  ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy from ADP cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of this Information Circular - Proxy Statement and related materials will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting.  At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares.  As at April 29, 2005, 9,585,337 Common Shares were issued and outstanding.  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.  All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the Corporation is entitled to cast such vote.

To the best of the knowledge of the directors of the Corporation, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

The percentage of Common Shares of the Corporation that are owned, directly or indirectly, by all directors and officers of the Corporation as a group is 5.07% (486,264 Common Shares).

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Common Shares.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Setting the Number of Directors to be Elected

The articles of the Corporation provide for a minimum of three directors and a maximum of nine directors.  There are currently five directors, however Randall Gates has chosen not to seek re-election due to his time commitments to other companies.  It is proposed that the other four current directors and William E. Sliney be nominated as the directors for the ensuing year.  Accordingly, Shareholders will be requested to set the number of directors to be elected at the Meeting at five.

The approval of the number of directors to be elected is by way of an ordinary resolution which must be passed by a majority of 50% plus one of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution.

Election of Directors

The five nominees for election as directors of the Corporation by the Shareholders are as follows:

Reginald J. Greenslade

Thomas J. Jacobsen

James F. Dinning

Ludwig Gierstorfer

William E. Sliney

The names and municipalities of residence of the five persons nominated for election as directors of the Corporation, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name & Municipality of Residence	Name of Common Shares Beneficially Owned or Controlled	Offices Held & Time as Director	Principal Occupation

Reginald J. Greenslade Calgary, Alberta	101,284	Director since Sept. 3, 2003; Non-executive Chairman since Jan. 15, 2005	President & Chief Executive Officer of Enterra Energy Corp., Admin-istrator of Enterra Energy Trust

Ludwig Gierstofer (1)(2)(3)(4) Cochrane, Alberta	18,000	Director since Sept. 3, 2003	Retired President and CEO of Pirate Drilling Inc.

James F. Dinning (1)(3)(4) Calgary, Alberta	20,000	Director since Dec. 16, 2003	Chairman of Western Financial Group

Thomas J. Jacobsen Didsbury, Alberta	270,528	Director since Sept. 3, 2003; Chief Executive Officer since Jan. 15, 2005	Chief Executive Officer of the Corporation

William E. Sliney San Ramon, California	1,091	N/A	Independent Businessman

Notes:

(1)

Member of Audit Committee.

(2)

Member of Reserves Committee.

(3)

Member of Compensation Committee.

(4)

Member of Corporate Governance Committee.

Appointment of Auditors of the Corporation

The Shareholders will consider an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the Shareholders.

The appointment of the auditors is by way of an ordinary resolution which must be passed by a majority of 50% plus one of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution.

Approval of Granting Discretion to the Directors to make Certain Amendments to Compensation Plans

The Corporation, Enterra Energy Trust (“Enterra”) and JMG Exploration, Inc. (“JMG”) are parties to an Amended and Restated Agreement of Business Principles (the “Amended and Restated Agreement of Business Principles”) effective September 1, 2003 between the Corporation and Enterra, and August 1, 2004 among the Corporation, Enterra and JMG. The Corporation and each of Enterra Energy Corp. as the administrator of Enterra, and JMG are parties to a technical services agreement (the “Technical Services Agreements”) both effective January 1, 2004.  Pursuant to the Amended and Restated Agreement of Business Principles, Enterra appointed the Corporation as the operator or contract operator of its subsidiaries’ development of oil and gas assets and JMG the operator or contract operator of its subsidiaries’ exploration oil and gas assets.  New asset acquisitions by a subsidiary of Enterra will be operated and drilled by the Corporation if the prospect has production, or by JMG if it does not.  Enterra has a first right to purchase assets owned by the Corporation and a right to purchase 80% of interests of JMG when JMG has done sufficient exploratory drilling to prove commercially viable quantities of hydrocarbons, at a value established from an independent reserve evaluation.  Both Enterra and JMG will farm out development drilling to the Corporation on the basis that the Corporation will pay 100% of the development costs to earn 70% of Enterra’s and JMG’s interests.  This agreement sets out the principles of prior verbal agreements among the parties for their mutual benefit and the synergistic components of their joint business plans.  On an individual basis, the terms of the agreement can be varied to meet specific situations with mutual agreement of the affected parties.

Under the Technical Services Agreements the Corporation provides personnel and administrative services to Enterra and JMG. Accordingly, the compensation committees of the Corporation, Enterra and JMG are considering amendments to each companies’ Stock Option Plans, Stock Savings Plans and Annual Bonus Plans to make them all available to the Corporation’s employees.  Following are the specific proposals under consideration:

Stock Option Plan:  Shareholders have previously approved the Corporation’s Stock Option Plan.  Employees of the Corporation also consult to Enterra and JMG through the Corporation’s Technical Services Agreements and it is proposed that the directors of Enterra and JMG will have the discretion to grant options to employees of the Corporation under Enterra and JMG’s respective option plans.

Stock Savings Plan:  Under the Corporation’s existing Stock Savings Plan, employees of the Corporation may contribute 7% of their salaries to a plan for the purchase of Common Shares and the contributions are matched by the Corporation.  It is proposed that the directors of the Corporation will have the discretion to amend the terms of the Stock Savings Plan to permit employees to participate in the Stock Savings Plans of Enterra and JMG also, perhaps on the basis of an equal percent of their salaries may be contributed to each of the Stock Savings Plan of the Corporation, Enterra and JMG.

Annual Bonus Plan:  The Corporation’s Annual Bonus Plan has been approved by the Shareholders.  It is proposed that the Annual Bonus Plans of the Corporation, Enterra and JMG be combined into one bonus pool for the employees of the Corporation, after bonuses are paid from the individual plans to the employees and independent directors of the individual companies.

These proposals are currently under discussion by the compensation committees of the Corporation, Enterra and JMG and they are seeking independent legal advice with respect thereto.  The proposals may be modified before implementation.  However, the directors of the Corporation wish to present the concepts to the Shareholders and seek approval for the directors to proceed.

Although Shareholder approval is not required by law or stock exchange rules for the Stock Savings Plan and Annual Bonus Plan, or for the eligibility of the Corporation’s employees for grants of options under the Enterra’s and JMG’s option plans, the directors of the Corporation believe that it is important that the Shareholders understand and approve of the governance and compensation policies. The directors believe the passing of this resolution is in the best interests of the Corporation and recommend that Shareholders vote in favour of the resolution.

The full text of the resolution follows:

“BE IT RESOLVED that the concept making the compensation plans of Enterra Energy Trust and JMG Exploration, Inc., including without limitation the option plans, Stock Savings Plans and Annual Bonus Plans, available to employees of and consultants to the Corporation, its successors or assignees as providers of personnel to Enterra Energy Trust and JMG Exploration, Inc. and their respective direct and indirect subsidiaries is hereby approved, and that the directors of  the Corporation are authorized to exercise their discretion to make such amendments to the compensation plans and arrangements as may be desirable to implement such concept.”

The approval of granting the directors discretion to make certain amendments to the compensation plans of the Corporation is by way of ordinary resolution which must be passed by a majority of 50% plus one of the votes cast by Shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution.

Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the last fiscal years ended December 31, 2004 and 2003 by the Corporation's Chief Executive Officer and for the next four most highly compensated executive officers other than the Chief Executive Officer (the "named executive officers").  Except as disclosed below, no executive officer received in excess of Cdn. $150,000 by way of salary, bonuses or other compensation during the fiscal years ended December 31, 2004 and 2003.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation Cdn. ($)
					Awards		Payouts
		Salary Cdn. ($)	Bonus Cdn ($)	Other Annual Compensation Cdn. ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units Cdn. ($)	LTIP Payouts Cdn. ($)

Reginald J. Greenslade(1)' Chairman	2004	200,000	194,625	--	50,000	--	--	10,450
	2003	--	--	--	--	--	--	--

Thomas J. Jacobsen(2) Chief Executive Officer	2004	190,000	184,894	--	50,000	--	--	9,975
	2003	--	--	--	--	--	--	--

Alan F. Williams(3) President	2004	25,173	100,000	--	50,000	--	--	--
	2003	--	--	--	--	--	--	--

Bruce A. Stewart(4) Vice-President, Finance and CFO	2004	125,833	122,452	--	30,000	--	--	6,708
	2003	--	--	--	--	--	--	--

Tom Dirks(5) Vice-President, Exploration	2004	130,000	126,506	--	30,000	--	--	6,825
	2003	--	--	--	--	--	--	--

Donald Ashton(6) Vice-President, Operations	2004	124,167	120,830	--	30,000	--	--	6,592
	2003	--	--	--	--	--	--	--

Notes:

(5)

Mr.Greenslade resigned as President and Chief Executive Officer at the beginning of 2005, when he became President and Chief Executive Officer of Enterra.  During 2003 he was employed by Enterra.

(6)

Mr. Jacobsen was appointed Chief Executive Officer in 2005 upon the resignation of Mr. Greenslade.  Previously he was the President and Chief Operating Officer.

(7)

Mr. Williams commenced employment with the Corporation in November, 2004.

(8)

Mr. Stewart was appointed Vice-President, Finance and Chief Financial Officer on October 1, 2003.

(9)

Mr. Dirks was appointed Vice-President, Exploration on January 1, 2004.

(10)

Mr. Ashton was appointed Vice-President, Operations on May 1, 2004.

STOCK OPTIONS

The purpose of the Stock Option Plan is to provide officers, directors, consultants and employees of the Corporation or any of its subsidiaries with the opportunity to participate in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity, through options, to acquire a proprietary interest in the Corporation.

The following constitutes a summary description of the Stock Option Plan.

The Stock Option Plan is administered by the Board.  Subject to the provisions of the Stock Option Plan, the Board may from time to time designate directors, officers, employees and consultants of the Corporation or any of its subsidiaries (the "Participants") to whom options to purchase Common Shares may be granted and the number of Common Shares to be optioned to each.  At its special meeting held on February 19, 2004, Shareholders of the Corporation ratified the approval of the Stock Option Plan.  The exercise price of options issued under the Stock Option Plan is determined by the Board in its sole discretion, and cannot be less than less than the closing trading price per Common Share on the last trading day preceding the date of the grant that the Common Shares traded through facilities of the stock exchange on which such Common Shares are then listed (the "Market Price").

No Participant may be granted an option which would result in options held by the Participant exceeding 5% of the issued Common Shares at the time the option is granted. Options granted under the Stock Option Plan are non-assignable and non-transferable for a period of time fixed by the Board, such period not to exceed the maximum term permitted by the stock exchange on which the Common Shares are listed (the "Option Period").  However, the Option Period must be reduced with respect to any option, as provided in the Stock Option Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, death of the Participant or change of control of the Corporation.

If a Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death of the Participant or the termination of a Participant for cause, the options granted to the Participant may be exercised by the Participant, for a period of 30 days from the date of the Participant ceasing to be a director, officer, employee or consultant to the extent that the Participant was entitled to exercise such options at the date of such cessation.  If a Participant dies, his or her legal representatives can exercise any unexercised options previously granted to such Participant for a period of time equal to the earlier of the normal expiry time of the Participants existing options and six months following the date of death.

Upon the liquidation, dissolution or termination of the Corporation or upon a reorganization, consolidation or merger of the Corporation with one or more trusts or corporations as a result of which the Corporation is not the surviving entity, or in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Common Shares in respect of which such option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time) by the Participant at such time.

Agreements in respect of the options may provide that, in the event the holders of the Corporation's Common Shares receive a "take-over" bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a "Control Bid"), the Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participant to exercise such option (including in respect of Common Shares not otherwise vested at such time) for the purpose of tendering the Common Shares received thereon to the Control Bid.

Aggregate Stock Options Exercised and Year-End Values

The following table indicates Stock Option exercises by the named executive officers of the Corporation during the financial year ended December 31, 2004 and the year end values of the Stock Options held by those persons as at December 31, 2004.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2004 (#) Exercisable / Unexercisable	Value of Unexercised in the money Unit Options at December 31, 2004 (1) (US$) Exercisable/ Unexercisable
Reg J. Greenslade	0	Nil	0 / 50,000	0 / 730,000
Thomas J. Jacobsen	0	Nil	0 / 50,000	0 / 730,000
Alan F. Williams	0	Nil	0 / 50,000	0 / 730,000
Bruce A. Stewart	0	Nil	0 / 30,000	0 / 438,000
Thomas N. Dirks	0	Nil	0 / 30,000	0 / 438,000
Donald Ashton	0	Nil	0 / 30,000	0 / 438,000

Notes:

(1)

The value of unexercised Stock Options at December 31, 2004 was based on a closing price per Common Share on the American Stock Exchange on December 31, 2004 of US$14.60.

Retirement Plans

None of the Corporation, nor any of its subsidiaries, has any retirement plans, pension plans or other forms of retirement compensation for its employees.

Employment Contracts and Termination of Employment

Neither of the Corporation, nor any of its subsidiaries, has any employment contracts with its employees.

Remuneration Of Directors

The Board of Directors of the Corporation consists of five members, one of whom is a member of management and four of whom are unrelated directors.  The unrelated directors will be paid an annual retainer of US$10,000 for the Chairman of the Audit Committee and Cdn$10,000 for the others for 2005 and the same for 2004.  No meeting attendance fees are paid.  The members of the Board of Directors are reimbursed for any expenses to attend board and committee meetings.  All fees and expenses of the Board of Directors are paid by the Corporation.  No directors' fees are paid to the member of the Board of Directors who is a member of management.  The officers and directors of the subsidiaries of the Corporation, do not receive compensation of any kind for their positions as officers or directors of such companies.

Each member of the Board of Directors is eligible to receive options to purchase Common Shares ("Stock Options") under the Corporation’s Stock Option Plan adopted and approved by the Board of Directors on January 16, 2004 and ratified by the Shareholders on February 19, 2004, as amended from time to time (the "Stock Option Plan").

The following table sets out the number of Stock Options granted to those directors who are not also part of management, along with the number of Stock Options currently held.  The Stock Options for the independent directors are vested immediately upon granting.  All other Stock Options vest as to one-third each on the first, second and third anniversaries of the grant date.  The Stock Options granted to members of the Board of Directors who are members of management are discussed under the heading "Summary of Executive Compensation".

Holder	Date of Grant	Total Options Granted	Grant Price	Expiry Date	Currently Held(4)
Unrelated directors(1)	January 16, 2004	90,000	US$5.50	January 16, 2009	90,000

Notes:

(1)

Each of the unrelated directors receives an equal number of Stock Options when granted.

(2)

Since the inception of the Stock Option Plan in 2004, the unrelated directors have not exercised any Stock Options and the officers of The Corporation have exercised 10,000 Stock Options.

The Corporation has no plan for any of its employees or employees of its subsidiaries involving stock appreciation rights.

Directors' and Officers' Liability Insurance

The Corporation does not carry a corporate liability insurance policy for director and officer liability insurance for its directors and officers.

REPORT OF COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee of the Board (the "Committee") exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation and any of its subsidiaries (collectively referred to in this report as the "Corporation").  It is responsible to annually review and recommend to the Board: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000; (iii) bonus and stock option grants; and (iv) major changes in benefit plans.  Final approval of all compensation items rests with the full Board.

During 2004, the Committee was composed of two members: James F. Dinning, Chairman; and Ludwig Gierstorfer.  During 2004, Messrs. Dinning and Gierstorfer were independent unrelated directors and were ineligible to participate in any of the Corporation's compensation programs, other than the Corporation's Stock Option Plan and Annual Bonus Plan.

The purposes of the Corporation's executive compensation policy is to attract and retain individuals of high calibre to serve as officers of the Corporation, to motivate their performance in order to achieve the Corporation's strategic objectives and to align the interests of executive officers with the long-term interests of the Shareholders.  These objectives are to ensure that the Corporation continues to grow on an absolute basis as well as to grow cash flow and earnings per Common Share.  The Corporation's primary compensation policy is to pay for performance and, accordingly, the performance of the Corporation and of the Chief Executive Officer of the Corporation as an individual are both examined by the Committee.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer, rather the Committee uses its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially three components: (a) base salary; (b) bonuses; and (c) stock options.  Each of these executive officer compensation arrangements is briefly described as follows.

Base Salaries

The Corporation intends to pay base salaries that are competitive with those of comparably sized companies in the oil and gas industry.  The Committee plans to compare the base salary of the Chief Executive Officer of the Corporation with that of chief executive officers at peer surveyed junior companies in the oil and gas industry and expects to set the Chief Executive Officer's pay level at the industry average for such position while attempting to adjust for the Corporation's size, at the start of the year.  Factors looked at in assessing peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.

Bonuses

The Committee's philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Common Shares.  The amount of the bonuses paid will be set according to the Corporation’s Annual Bonus Plan.  On January 16, 2004 the Board approved an Annual Bonus Plan for its employees and consultants.  The purpose of the plan is to provide employees and consultants with a bonus pool tied to the performance of the Common Shares over the course of the year.  The bonus pool available for each year will be equal to 2.75% of the increase in market capitalization of the Common Shares during the year.  For the year ended December 31, 2004, the increase in market capitalization was calculated as the difference between: (a) the market capitalization from the initial public offering of the Common Shares at a subscription price of US$5.50 per Common Share  (the "Initial Market Capitalization"); and (b) the market capitalization of the Common Shares at December 31, 2004.  For each subsequent year, the increase in market capitalization will be calculated as the difference between: (a) the greater of the Initial Market Capitalization and the year-end market capitalization for the previous year; (b) the year-end market capitalization for such year.  The year-end market capitalization for any given year is calculated as the weighted average trading price of the Common Shares traded through the facility of the American Stock Exchange (or such other stock exchange on which the Common Shares may be listed for trading) for the 15 trading days ending December 31 of such year, multiplied by the weighted average number of issued and outstanding Common Shares during such year plus any remaining Exchangeable Shares.

Stock Option Program

The Corporation's primary long-term incentive compensation program is the Stock Option Plan.  The Compensation Committee believes that the Stock Option Plan facilitates the attainment of the Corporation's strategic objectives, and aligns the interests of executive officers and employees with the long-term interests of the Corporation's Shareholders.

Stock Savings Plan

In 2004 the Board approved the adoption of a stock savings plan.  The purpose of the stock savings plan is to provide employees of the Corporation with the opportunity to participate in the ownership and growth of the Corporation through the purchase of Common Shares in the market.  Each participant in the plan may contribute to the plan a yearly amount not exceeding 7% of such participant's annual salary.  The Corporation matches any participant's contributions equally.

Presented by the Compensation Committee

James F. Dinning
Ludwig Gierstorfer

Securities Authorized For Issuance Under Equity Compensation Plans

The following table details all compensation plans under which equity securities of the Corporation are authorized for issuance as of December 31, 2004.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Common Shares remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	759,167	US$6.92	190,833
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	759,167	US$6.92	190,833

Note:  (1)

See "Executive Compensation – Stock Options".

Indebtedness Of Directors And Executive Officers

Since the inception of the Corporation, no directors or officers, nor any associate or affiliate of any of them, have been indebted to the Corporation.

Interest Of Informed Persons In Material Transactions

Except as disclosed in this Information Circular, management of the Corporation is not aware of any material interest of any informed person, director, proposed director or officer of the Corporation or any subsidiary of the Corporation, who beneficially owns more than 10% of the Common Shares, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

Additional Information

Additional information relating to the Corporation is on the SEDAR website at www.sedar.com.  The Corporation has a current Annual Information Form ("AIF") filed with the securities commissions of  the Province of Alberta pursuant to National Instrument 44-101. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.  The following documents will be provided to any Shareholder upon request to the Corporate Secretary: (i) a copy of the AIF of the Corporation, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and (ii) a copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also publicly available on the Corporation's website at www.jedoil.com.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 29, 2005.

JED OIL INC.
(signed)	"Thomas J. Jacobsen"	(signed)	“Bruce A. Stewart”
	Chief Executive Officer		Chief Financial Officer